

FOR IMMEDIATE RELEASE

MMRGlobal Reports 158% Increase in Year-To-Date Revenue

LOS ANGELES, CA (Marketwire – August 15, 2011) - MMRGlobal, Inc. (OTCBB: MMRF) (www.mymedicalrecords.com), a leading provider of Personal Health Records, MyEsafeDepositBox storage solutions and electronic document management systems for consumers and healthcare professionals, announced today that it has filed its quarterly report on Form 10-Q for the period ended June 30, 2011. The Company reported revenues for the six-month period ended June 30, 2011 of $737,618, or 158% of the previously reported revenue for the same period in 2010. Although revenues were impacted by the delay in the signing of the Private Label agreement with Kodak, they were still $451,357 or 158% higher as compared to the first six months of 2010.

The Company also reported decreases in operating losses. G&A decreased from $2,374,313 to $2,061,847 or 13.2%. Related party payables decreased by more than $750,000 through the issuance of equity at no less than $0.06 per share to as much as $0.105 per share. Operating losses also decreased from $4,036,691 to $2,973,058, or 26%. Net Loss decreased from $14,327,996 to $4,107,358, or 71%, of which $2,376,152 was non-cash losses attributable to expenditures which stem mainly from the application of accounting principles to value equity, imputed interest in the sale of convertible notes, and stock options, warrants and common stock issued for services, among other similar types of expenses. Cash operating losses also decreased by 28.5% from $2,423,079 in 2010 to $1,731,386 in 2011.

Since its last quarterly filing the Company reported an additional 36 million shares outstanding. Those shares were issued in exchange for more than $2,462,000 in value as follows: (i) a reduction in payables of $435,000, (ii) a conservative estimate of $1.1 million in television and sponsorship advertising, and (iii) $927,000 in cash; an average of $0.068 per share at a premium of 48% to market based on the the average daily closing price of our stock during the quarter of $0.046.

The Company also increased its outstanding balance under The RHL Group, Inc. credit line from $1,218,947 at the end of the first quarter to $1,391,587 at the end of second quarter, an increase of 14.2% even though the balance was reduced during the quarter by $200,000 through an exercise of 1,600,000 warrants at $0.12 cents per share representing a premium-to-market on the conversion date of 198%.

Also not included in the Company's balance sheet are any values attributed to its legacy biotech assets, anti-CD20 antibodies and other biological patient samples, or any current license agreement, which include milestone payments that could have a value of up to $13 million.

Notwithstanding nearly nine months of delays in completing the Kodak private branding agreement, revenues from MMRPro remained flat.   However, as a result of the completion of the agreement, the Company is expecting to begin delivering on a pipeline consisting of an estimated 30 systems based on Kodak's ability to deliver private branded units. At the same time, the Company is working on integrating its MMRPro solution with several certified Electronic Medical Records (EMR) systems with the idea that the Company might offer an EMR in addition to MMRPro at some point in the future.

Internationally, during the second quarter, the Company signed agreements with resellers in Central America and is shipping the first MMRPro unit to Guatemala in the third quarter. The Company has also entered into an agreement with a group of physicians in the Philippines to purchase the first MMRPro unit in that part of the world. The Company also announced a distribution and licensing agreement with VisiInk PLC in Australia, where the country has modeled the design of government mandated personal health records based on existing MMR patents in Australia. The Chinese government has tentatively approved the registration of Unis-Tonghe MMR International Health Management Service Co., Ltd., enabling the Company to continue moving forward with the establishment of the Unis-Tonghe Joint Venture which we anticipate will take an additional six months to finalize.

The Company is also continuing to market its Personal Health Record and MyESafeDepositBox direct-to-consumers at MyMedicalRecords.com (www.mmrvideos.com) and MyEsafeDepositBox.com (www.myesafevideos.com). Last week the Company announced a gift with purchase promotion entitled "Eat On Us," which can be previewed at (http://phr.mmrcontent.com/sneakpeek/). The "Eat On Us" campaign will launch in September with a media and outbound direct marketing campaign incorporating Facebook, Twitter and a variety of additional social media and incentive marketing sites.

"MMRGlobal is a company in the right place at the right time as we watch the global transformation of healthcare," said Robert H. Lorsch, MMRGlobal Chairman, President and Chief Executive Officer. "We are focused on generating revenue through direct to consumer sales of MyMedicalRecords.com and professional sales of MMRPro along with patient upgrades. We are also focused on monetizing our strategic relationships with companies like Kodak, Chartis, Alcatel-Lucent, VisiInc in Australia and Unis-Tonghe in China."

"Clearly the wave of the future is healthcare reform and modernization in every country around the world," Lorsch continued. "Government incentives have now started flowing into the medical profession, making physicians more confident and enthusiastic about applying digital applications to their paper-based records. However, healthcare professionals, not wanting to make the wrong choice in a constantly changing legislative environment, have delayed buying decisions. The U.S. Bureau of Labor Statistics released data this month showing the healthcare industry is leading the market in the creation of IT jobs and is expected to grow by 20% annually through 2018, which is another reason we anticipate greater momentum going into the second half of this year and next."

The Company is also making MMRPatientView.com available to physicians nationwide regardless of whether the physician's office uses MMRPro. As a result, any physician can participate in the MMR Stimulus Program by simply displaying brochures in their office, which encourages patients to set up a personal health record for when and where they need it most, similar to the one located at http://pv.mmrcontent.com/PatientViewFlipBook/. The Company is also actively upgrading the features and benefits to its MyMedicalRecords consumer personal health record. We are working with existing members of the Company's Board of Advisors and other major personalities in consumer health to be part of the Company's press and advertising campaigns later this year.

The Company also announced the recent filing of a lawsuit against reality television stars Taylor Armstrong and Russell Armstrong. The suit is based on the breach of a settlement agreement signed by the Armstrongs that resulted from a charge that the couple had diverted more than one million dollars intended for the Company. The lawsuit seeks liquidated damages based on the terms of the settlement agreement of $1,500,000 plus any additional claims of $250,000 that could be discovered during the litigation. (http://www.otcshowcase.com/?p=2420).

The RHL Group reached a settlement with several defendants in The RHL Group, Inc. lawsuit to recover certain intellectual property and biotech assets, including tissue samples, from the pre-merger Favrille FavId™ clinical trials, which the Company had previously been advised had been destroyed. As a result, the Company believes it will receive more than 1,000 additional samples that could represent a significant value to shareholders. Although MMRGlobal remains focused on its core health IT business, the Company will continue to actively pursue all opportunities to exploit its legacy biotech assets to universities, pharmaceutical companies and other biotech partners.

Earnings Conference Call

MMRGlobal will host a conference call today, August 15, at 1:30 p.m. PDT / 4:30 p.m. EDT to discuss the Company's second quarter earnings and guidance for the future. The conference call will be broadcast live over the Internet at http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=178404&eventID=4175454 or by linking to Investor Relations at www.mmrglobal.com. Participants should register 15 minutes prior to the start of the conference to download any required video software. The call may also be accessed by dialing (800) 920-8624 (inside the U.S) or (617) 597-5430 (International), using Passcode 87816819.

A replay of the webcast will be available for one week on the MMRGlobal Investor Relations website and by telephone approximately two hours after the live broadcast ends. The telephonic replay will also be available at (888) 286-8010 (U.S.) or (617) 801-6888 (International), using conference ID #51460264.

About MMRGlobal, Inc.

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR") (www.mymedicalrecords.com), provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients in real time through an integrated patient portal. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for healthcare professionals. MMR is also an integrated service provider on Google Health. Through its merger with Favrille, Inc. in January 2009, the Company acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMR Global, Inc. and its products, visit www.mmrglobal.com.

Forward-Looking Statements

Statements in this press release that are not strictly historical in nature, including future performance, management's expectations, beliefs, intentions, estimates or projections, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words (and their derivations) such as "need," "possibility," "offer," "development," "if," "negotiate," "when," "begun," "believe," "achieve," "will," "estimate," "expect," "maintain," "plan," and "continue," or the negative of these words. Factors that could cause or contribute to such differences include, but are not limited to, the risk the Company's products are not adopted or viewed favorably by the healthcare community; risks related to the current uncertainty and instability in financial and lending markets, including global economic uncertainties; variations in our quarterly operating results; current and future litigation; product integration in physician practices and hospitals; timing and volume of sales and installations; length of sales cycles and the installation process; market acceptance of new product introductions; ability to establish and maintain strategic relationships; ability to identify and integrate acquisitions; relationships with licensees; competitive product offerings and promotions; changes in government laws and regulations, especially as related to the healthcare industry; future changes in tax legislation and initiatives and exposure to additional tax liabilities;; undetected errors in our products; possibility of interruption at our data centers*;* risks related to third party vendors; risks related to obtaining and integrating third-party licensed technology; acceptance of the Company's marketing and promotional campaigns; the value of the Company's broadcasting advertising and sponsorships; negotiated milestone payments; risks related to a security breach by third parties; maintaining, developing and defending our intellectual property rights including those pertaining to our biotechnology assets; risks associated with recruitment and retention of key personnel; uncertainties associated with doing business internationally across borders and territories; and additional risks discussed in the Company's filings with the Securities and Exchange Commission. Additionally, we are a developing early-stage company and many variables can affect revenues and/or projections, including factors out of our control. The Company is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

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CONTACT:

Michael Selsman
Public Communications Co.
(310) 553-5732
ms@publiccommunications.biz